FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of November, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                            HSBC BANK MALAYSIA BERHAD
        RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007 - HIGHLIGHTS

- Profit before taxation of MYR720 million up MYR14 million, or 1.9 per cent, for the nine months ended 30 September 2007 compared with MYR706 million for the same period in 2006.


- Profit before allowance for losses on loans and financing of MYR946 million up MYR164 million, or 21.0 per cent, for the nine months ended 30 September 2007 compared with MYR782 million for the same period in 2006 mainly attributable to the following:

    - Revenue of MYR2.4 billion up MYR308 million, or 14.7 per cent, for the nine months ended 30 September 2007 compared with MYR2.1 billion for the same period in 2006.

    - Net interest income of MYR828 million up MYR105 million, or 14.6 per cent, for the nine months ended 30 September 2007 compared with MYR723 million for the same period in 2006.

    - Income from Islamic banking operations of MYR174 million up MYR51 million, or 41.1 per cent, for the nine months ended 30 September 2007 compared with MYR123 million for the same period in 2006.

- Allowance for losses on loans and financing of MYR226 million up MYR151 million, or 201.3 per cent, for the nine months ended 30 September 2007 compared with MYR75 million for the same period in 2006.

- Cost efficiency ratio for the nine months ended 30 September 2007 improved to 42.9 per cent from 45.7 per cent for the same period in 2006.

- Total assets of MYR44.8 billion up MYR3.8 billion, or 9.2 per cent, at 30 September 2007 compared with MYR41.0 billion at 31 December 2006.

HSBC Bank Malaysia Berhad - results for the nine months ended 30 September 2007

HSBC Bank Malaysia Berhad has reported solid growth in revenue of 14.7 per cent and profit before allowance of 21.0 per cent for the nine months ended 30 September 2007 compared with the corresponding period last year. This is mainly attributable to growth in all major income streams, including net interest income, trading income and income from Islamic banking operations. Growth in pre-tax profit for the nine months ended 30 September 2007 was a moderate 1.9 per cent, or MYR13 million, compared with the same period in 2006 as a result of higher allowance for losses on loans and financing primarily due to higher impairment allowances against corporate lending.

Higher net interest income for the first nine months of 2007 was principally driven by year-on-year growth in lending of MYR2.7 billion, or 11.0 per cent, while income from Islamic banking operations rose strongly, by 41.1 per cent against the same period last year, due to growth in finance income from consumer credit and hire purchase financing.

Other operating income for the nine months ended 30 September 2007 grew 10.1 per cent compared with the corresponding period in 2006. This was mainly as a result of higher foreign exchange profits due to volatility of the Malaysian ringgit and further liberalisation of the Central Bank's foreign exchange administrative rules which resulted in higher hedging activities by corporate customers.

Other operating expenses for the first nine months of 2007 increased by 8.2 per cent, or MYR53 million, against the same period last year mainly due to higher personnel costs and inter company expenses.

The cost efficiency ratio for the nine months ended 30 September 2007 improved to 42.9 per cent from 45.7 per cent for the same period in 2006. This was a result of strong growth in all major income streams while other operating expenses grew at a slower pace.

Profit before tax of MYR226 million for the three months ended 30 September 2007 decreased by MYR67 million, or 22.9 per cent, compared with the corresponding period last year. This was primarily attributable to an exceptional profit of MYR35 million gained from the disposal of a merchant acquiring credit card business in July 2006 to a joint venture between HSBC and Global Payments Inc, coupled with higher individual impairment allowances against consumer lending, as well as increased general impairment allowance due to the expanded loan base.

Total assets at 30 September 2007 grew by MYR3.8 billion, or 9.2 per cent. This was mainly attributable to increased corporate lending, up MYR2.7 billion, or
10.1 per cent compared with 31 December 2006. Customer deposits of MYR35.9 billion at 30 September 2007 increased by MYR4.1 billion, or 11.3 per cent, compared with 31 December 2006 as a result of the bank's continuous efforts to raise Premier and demand deposits.

Irene Dorner, deputy chairman and CEO of HSBC Bank Malaysia Berhad, commented:
"Amidst an increasingly competitive banking environment, HSBC Bank Malaysia Berhad continues to show robust growth in all major income sources as well as balance sheet size. The Bank will continue its broad-based growth strategy with a focus on higher potential areas such as Islamic financing and SMEs.

"The Bank is well positioned to capitalise on business opportunities arising from the progressive liberalisation of the local finance service sector. It will continue to strengthen and broaden customer relationships, improve product and service quality, and provide value-added services to ensure HSBC Bank Malaysia Berhad is the best place to bank for our customers. In 2006 and early 2007, the Bank set up four new branches in Malaysia which further strengthened our branch network to 40 and expanded our geographical reach to a wider customer base.

"In view of the strong local economic fundamentals such as benign inflationary trend, low unemployment and a strong current account balance, the Malaysian economy is expected to grow at 6 per cent in 2007 and further strengthen to 6-6.5 per cent in 2008. The Bank is well positioned to explore and capture new business opportunities in the potential growth areas by leveraging on our strong brand, global network and expertise in the banking industry."

UNAUDITED CONDENSED BALANCE SHEET AS AT 30 SEPTEMBER 2007

                                                   Group                      Bank

Figures in MYR '000s                         30Sep07    31Dec06      30Sep07      31Dec06

Assets
Cash and short-term funds                 5,736,739   6,114,345    5,736,739    6,114,345
Securities purchased under resale
  agreements                              2,033,782   2,273,539    2,033,782    2,273,539
Deposits and placements with banks
  and other financial institutions          132,695   1,989,882      132,695    1,989,882
Securities held-for-trading               1,532,424     795,937    1,532,424      795,937
Securities available-for-sale             5,841,110   3,806,463    5,841,110    3,806,463
Loans, advances and financing            27,073,900  24,343,937   27,073,900   24,343,937
Other assets                              1,013,133     578,089    1,013,133      578,089
Statutory deposits with Central
  Bank Malaysia                             986,447     698,648      986,447      698,648
Investment in subsidiaries                        -           -           21           21
Prepaid land lease payments                  21,129      21,493       21,129       21,493
Property, plant and equipment               278,134     281,894      278,134      281,894
Intangible assets                            39,682      29,172       39,682       29,172
Deferred tax assets                          86,997      69,330       86,997       69,330
Total assets                             44,776,172  41,002,729   44,776,193   41,002,750

Liabilities
Deposits from customers                  35,895,479  31,822,208   35,895,500   31,822,229
Deposits and placements of banks
  and other financial institutions        2,503,713   1,934,326    2,503,713    1,934,326
Obligations on securities sold under
  repurchased agreements                          -   1,660,739            -    1,660,739
Bills and acceptances payable               505,224     490,055      505,224      490,055
Other liabilities                         1,676,333   1,351,441    1,676,333    1,351,441
Recourse obligation on loans sold to
  Cagamas Berhad                            774,828     899,751      774,828      899,751
Provision for taxation                       44,272      31,278       44,272       31,278
Subordinated bonds                          500,000           -      500,000            -
Total liabilities                        41,899,849  38,189,798   41,899,870   38,189,819

Shareholders' funds
Share capital                               114,500     114,500      114,500      114,500
Reserves                                  2,761,823   2,448,431    2,761,823    2,448,431
Proposed dividend                                -      250,000            -      250,000
Shareholders' funds                       2,876,323   2,812,931    2,876,323    2,812,931
Total liabilities and shareholders'
  funds                                  44,776,172  41,002,729   44,776,193   41,002,750
Commitments and contingencies            79,131,835  60,087,067   79,131,835   60,087,067

Note: The financial statements of HSBC Bank Malaysia Berhad have been prepared in accordance with the applicable approved accounting standards issued by the Malaysian Accounting Standards Board.


                      UNAUDITED CONDENSED INCOME STATEMENT
                  FOR THE THIRD FINANCIAL QUARTER/PERIOD ENDED
                               30 SEPTEMBER 2007

                                                  Group and Bank

                                3rd quarter ended               Year-to-date ended
                            30Sep07        30Sep06          30Sep07         30Sep06
                            MYR'000        MYR'000          MYR'000         MYR'000

Revenue                     813,351        779,309        2,405,400       2,097,632

Interest income             504,056        465,174        1,486,275       1,285,463

Interest expense           (227,716)      (211,870)        (657,989)       (562,903)

Net interest income         276,340        253,304          828,286         722,560

Other operating income      220,394        231,397          653,891         593,825

Income from Islamic banking
  operations                 59,903         49,490          173,851         123,206

Operating income            556,637        534,191        1,656,028       1,439,591

Other operating expenses   (249,533)      (211,912)        (710,214)       (657,687)

Profit before allowance     307,104        322,279          945,814         781,904

Allowance for losses on
  loans and financing       (80,631)       (29,219)        (226,312)        (75,761)

Profit before taxation and  226,473        293,060          719,502         706,143
  zakat

Taxation and zakat          (68,055)       (78,498)        (204,333)       (202,806)

Profit attributable to
  shareholders              158,418        214,562          515,619         503,337

Earnings per MYR0.50
  ordinary share
- basic/diluted                69.2 sen       93.7 sen        225.0 sen       219.8 sen

Dividends per MYR0.50
  ordinary share (net)
- paid in respect of prior
   year                           -              -            109.2 sen        65.5 sen
- interim dividend paid        87.3 sen       65.5 sen         87.3 sen        65.5 sen

Note: The financial statements of HSBC Bank Malaysia Berhad have been prepared in accordance with the applicable approved accounting standards issued by the Malaysian Accounting Standards Board.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  16 November 2007